FORM 18-K
For Foreign Government and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
Of
PROVINCE OF NOVA SCOTIA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to Which registration Is effective	Names of Exchanges on Which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
PAMELA WALLIN
DAVID MURCHISON
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020-1175

DAVID H. LANDAU	VICKI L. HARNISH
Katten Muchin Rosenman LLP	Deputy Minister of Finance
575 Madison Avenue	Province of Nova Scotia
New York, New York 10022-2585	P.O. Box 187
Halifax, Nova Scotia B3J 2N3
*	The Registrant is filing this Annual Report on a voluntary basis.

The information set forth below is to be furnished:
1.	In respect of each issue of securities of the Registrant registered, a brief statement as to:
(a)	The general effect of any material modification, not previously reported, of the rights of the holders of such securities.

None.

(b)	by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking.The title and the material provisions of any law, decree or administrative action, not previously reported, fund or amortization installment.

None.
2.	A statement as of the close of the last fiscal year of the Registrant giving the total outstanding of:
(a)	Internal funded debt of the Registrant. (Total to be stated in the currency of the Registrant. If any internal funded debt is payable in the foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 47 to 52 of Exhibit 1 hereto.

(b)	External funded debt of the Registrant (Totals to be stated in respective currencies in which payable. No statement need be furnished as to the intergovernmental debt.)

Reference is made to pages 47 to 52 of Exhibit 1 hereto.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount of outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Registrant outstanding as of the close of the last fiscal year of the Registrant.
Reference is made to Table 1 of Exhibit 1 hereto.

4.	(a)	As to each issue of securities of the Registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

		(1)	The amount held by or for the account of the Registrant.
Not applicable.

(2)	Total estimated amount held by nationals of the Registrant (or if Registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method. employed by the Registrant to reacquire such securities

Not applicable
5.	A statement as of the close of the last fiscal year of the Registrant giving the estimated total of:
(a)	Internal floating indebtedness of the Registrant. (Total to be stated in the currency of the Registrant.)

Reference is made to Table 1 of Exhibit 1 hereto.

(b)	External floating indebtedness of the Registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Table 1 of Exhibit 1 hereto.
6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the Registrant for each fiscal year of the Registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
Reference is made to pages 37 to 43 of Exhibit 1 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Registrant (or if the Registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

This Annual Report comprises:
(a)	The cover page and pages numbered ii to vi consecutively.

(b)	The following exhibits:
(1)	Province of Nova Scotia Description, dated as of November 20, 2006.

(2)	Public Accounts for the fiscal year 2005-2006, Volume 1, pages 53 to 95.

(3)	Auditor General’s Consent.
This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Government and Political Subdivisions thereof.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, as of the 20th day of November 2006.

Province of Nova Scotia

By:	/s/ Vicki L. Harnish

Deputy Minister of Finance

v

EXHIBIT INDEX

Exhibit
Number	Description
(1)	Current Province of Nova Scotia Description.

(2)	Public Accounts for the fiscal year 2005-2006, Volume 1, pages 53 to 95.

(3)	Auditor General’s Consent.

vi